Exhibit (a)(2)

                                Pure World, Inc.

                                 376 MAIN STREET
                                   P.O. BOX 74
                          BEDMINSTER, NEW JERSEY 07921
                                 (908) 234-9220
                              (908) 234-9355 (FAX)

                                        June 17, 2005

Dear Stockholders:

We are pleased to inform you that Pure World, Inc. (the "Company") has entered into an Agreement and Plan of Merger dated as of June 6, 2005 (the "Merger Agreement"), with Nanturex S.A. ("Parent") and Naturex Acquisition Corp. ("Purchaser"), a newly formed corporation and wholly owned direct subsidiary of Parent. Pursuant to the Merger Agreement, Purchaser has commenced an offer to acquire each issued and outstanding share of Common Stock, $0.01 par value, of the Company (the "Shares") for $4.30 per Share in cash. If the tender offer is completed, Purchaser will thereafter be merged into the Company, with the Company surviving the merger as a subsidiary of Parent. All of our then outstanding Shares (other than Shares held in the treasury of the Company, held by Parent, Purchaser or any of their subsidiaries or held by stockholders who properly exercise appraisal rights under Delaware law) will be cancelled and converted into the right to receive $4.30 per share in cash. The tender offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the tender offer a majority of the Shares on a fully diluted basis.

The Board of Directors of the Company, by unanimous vote (except for the abstention of Paul O. Koether, the Chairman of the Board of Directors and the Company's principal stockholder): (a) has determined that the Merger Agreement and the related transactions, including the tender offer and the proposed merger, are fair to, and in the best interests of, the Company and our stockholders; (b) has approved the Merger Agreement, the tender offer and the proposed merger; and (c) recommends that our stockholders accept the tender offer and tender their Shares in the tender offer and, if required, approved and adopt the Merger Agreement.

Enclosed are Purchaser's Offer to Purchase, dated June 17, 2005, and the related Letter of Transmittal, which our stockholders can use to tender their Shares in the tender offer. The attached Schedule 14D-9 describes in more detail the factors considered by our Board in reaching its conclusions and making its recommendation, and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                Sincerely,


                                /s/ Qun Yi Zheng, Ph.D.

                                Qun Yi Zheng, Ph.D.
                                President and Chief Operating Officer